July 14, 2010

Julian Spitari
President and Chief Executive Officer
Imobolis, Inc.
8950 West Olympic Blvd., Suite 350
Beverly Hills, CA 90211

> **Re: Imobolis, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 17, 2010**
> **File No. 333-167581**

Dear Mr. Spitari:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Although your tabular disclosure of selling security holders lists just one selling shareholder, in other parts of your document you refer to "the selling security holders." As one example, we refer to the text in the third paragraph on page three. Please advise or revise your document throughout to correct for this inconsistency

2.   We note that the $18,000 paid for the shares issued to your sole executive officer was in the form of cash in the amount of $5,582 and a subscription receivable in the amount $12,418. Please revise to include disclosure describing the material terms of the subscription receivable and file, as an exhibit, any agreement evidencing Mr. Spitari's debt. See Item 601(b)(10)(ii)(A) of Regulation S-K. You should also include disclosure explaining whether Mr. Spitari intends to pay off the debt from the subscription receivable with the proceeds from this offering and providing the information required by Item 404(d) of Regulation S-K. Finally, please provide us with your analysis as to

whether the subscription receivable is appropriate under Section 13(k) of the Securities
Exchange Act of 1934, which prohibits personal loans to executive officers by an issuer.

Prospectus Summary, page 5

3.   We note that you do not expect to generate revenue that is sufficient to cover your
expenses for at least the next twelve months. Given your statement that your "major
operations" will consist of providing free listing of automobiles to the general public,
please include a brief discussion as to how you intend to generate revenues after the
completion of this offering. In this regard, we note that you plan to sell advertisements
on your website. Please include a discussion as to who you intend to target in terms of
advertisers and at what point in time you expect the revenues you generate from the sale
of such advertisements to be sufficient to meet the funding requirements for your
business plan.

Special Note Regarding Forward Looking Statements, page 13

4.   You refer to the potential impact of the expected "Share Exchange" on your financial
performance; however, you have not included any disclosure in your document regarding
any planned share exchange. Please advise or revise.

Liquidity and Capital Resources, page 21

5.   Please tell us whether you have considered the expenses that will be incurred as a result
of your becoming a public company. Given your statement that you "believe that [your]
existing sources of liquidity are $NIL," and the "cash expected to be generated from
services will not be sufficient to fund [your] operations, anticipated capital expenditures,
working capital and other financing requirements for at least the next twelve months," it
would seem that the expenses of complying with the periodic reporting requirements
under the Securities Exchange Act of 1934 will have a material effect on your operations.

Description of Business

Description of Products, page 23

6.   Please include a discussion regarding the extent to which you have developed your
website, www.imobolis.com. This information would appear to be material given that
your intended "major operations" involve listing automobiles for sale on an "internet
based bulletin board." See Item 101(c)(1)(ii) of Regulation S-K.

Additional Products, page 24

7.   You state that in 2012 when funds permit you will offer free internet-based bulletin board
listings of goods and services. You further state that you will need one million five

hundred thousand dollars to implement this plan. Given that you have earned no revenues since inception, please tell us the basis for your belief that you will have the necessary funds to offer this additional product. Also, describe how you determined the amount necessary to implement your plan to offer these additional products.

Remuneration of Directors and Officers, page 28

8. Please revise your document so that your tabular disclosure regarding the compensation paid to your director and executive officer conforms to the tables set forth in Items 402(n)(1) and 402(r)(1) of Regulation S-K.

Undertakings, page II-2

9. We note that you have undertaken to provide certificates to the underwriters at closing pursuant to an underwriting agreement. It appears, however, that this undertaking is inapplicable to this offering. In addition, it would seem that you should have included the undertaking set forth in Item 512(a) of Regulation S-K and checked the applicable box for this type of offering on the cover page of the registration statement. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (714) 316-1306
       Leo J. Moriarty, Esq.
       Law Office of Leo J. Moriarty